Exhibit 99.1
For Immediate Release
January 24, 2007
SAP Announces Preliminary 2006 Fourth Quarter and Year-End Results
     WALLDORF – January 24, 2007 – SAP AG (NYSE: SAP) today announced its preliminary financial results for the fourth quarter and year ended December 31, 2006.
HIGHLIGHTS – Fourth Quarter 2006
Revenues
•	Product revenues for the 2006 fourth quarter were €2.2 billion (2005: €2.0 billion), which is an increase of 8% (12% at constant currencies1) compared to the same period in 2005.

•	Software revenues for the fourth quarter of 2006 were €1.3 billion (2005: €1.2 billion), representing an increase of 7% (12% at constant currencies1) compared to the fourth quarter of 2005.

•	Total revenues were €3.0 billion for the fourth quarter of 2006 (2005: €2.8 billion), which represented an increase of 7% (12% at constant currencies1) compared to the fourth quarter of 2005.
Income
•	Operating income for the fourth quarter of 2006 was €1.1 billion (2005: €980 million), which was an increase of 10% compared to the fourth quarter of 2005. Adjusted operating income[1] was €1.1 billion (2005: €1.0 billion) for the 2006 fourth quarter, representing an increase of 10% compared to the same period last year.

•	The operating margin for the fourth quarter of 2006 was 36.6%, which was an increase of 1.0 percentage points compared to the fourth quarter of 2005. The adjusted operating margin[1] for the 2006 fourth quarter was 37.7%, which was an increase of 0.9 percentage points compared to the 2005 fourth quarter.

SAP Announces Preliminary 2006 Fourth Quarter and Year-End Results	Page 2
•	Net income for the 2006 fourth quarter was €799 million (2005: €619 million), or €0.66 per share (2005: €0.50 per share), representing an increase of 29% compared to the fourth quarter of 2005. Fourth quarter 2006 adjusted net income[1] was €822 million (2005: €642 million), or adjusted €0.67 earnings per share[1] (2005: €0.52 per share), representing an increase of 28% compared to the fourth quarter of 2005. Fourth quarter 2006 net income, earnings per share, adjusted net income[1] and adjusted earnings per share[1] were positively impacted by approximately €55 million, or €0.045 per share, from a reduced fourth quarter effective tax rate primarily due to various settlements with fiscal authorities in different countries on different items.
HIGHLIGHTS – Full-Year 2006
Software revenues and certain other full year 2006 financial data in this press release differ from the software revenues and certain other financial data originally provided in SAP’s January 11, 2007 press release titled “SAP Announces 2006 Preliminary Results.” The changes are due to the reduction of software revenue by €30 million in the third quarter of 2006 resulting from the modification of contracts from prior years to accommodate one individual customer. The modification occurred in the third quarter of 2006 (for more information, see footnote 2).
Revenues
•	Product revenues increased to €6.6 billion (2005: €6.0 billion) for the year-ended December 31, 2006, representing an increase of 11% (12% at constant currencies1) compared to the full-year 2005.

•	Software revenues increased 10% (12% at constant currencies1) to €3.1 billion (2005: €2.8 billion) for the full-year 2006 compared to the same period last year.

•	Total revenues were €9.4 billion (2005: €8.5 billion) for the 2006 full-year, which was an increase of 10% (11% at constant currencies1) compared to the same period last year.
Core Enterprise Applications Vendor Share3
     2006 represented another year of strong share gains for SAP. Based on software revenues on a rolling four quarter basis, SAP’s worldwide share of Core Enterprise Applications

SAP Announces Preliminary 2006 Fourth Quarter and Year-End Results	Page 3
vendors3, which account for approximately $16.4 billion in software revenues as defined by the Company based on industry analyst research, increased to 24.0% for the year ended December 31, 2006. This represented a gain of 2.8 percentage points for the full-year, and SAP continued to maintain more than twice the share of the next largest vendor.
Income
•	Operating income for 2006 was €2.6 billion[4] (2005: €2.3 billion), which was an increase of 10% compared to the same period last year. Adjusted operating income[1] for 2006 was €2.7 billion (2005: €2.4 billion), representing an increase of 12% compared to 2005.

•	The operating margin for 2006 was 27.3%, which was down 0.1 percentage points compared to 2005. The adjusted operating margin[1] was 28.8% for 2006, which was an increase of 0.5 percentage points compared to 2005.

•	Net income for 2006 was €1.9 billion (2005: €1.5 billion), or €1.52 per share (2005: €1.21 per share), representing an increase of 25% compared to 2005. Adjusted net income[1] for 2006 was €2.0 billion (2005: €1.6 billion), or adjusted €1.60 per share[1] (2005: €1.25 per share), representing an increase of 27% compared to 2005. Full-Year 2006 net income, earnings per share, adjusted net income[1] and adjusted earnings per share[1] were positively impacted by approximately €85 million, or €0.07 per share, from reduced second and fourth quarter effective tax rates primarily due to various settlements with fiscal authorities in different countries on different items.
          “While we did not achieve all of our targets in 2006, we ended with solid growth at constant currencies for both product revenues and software revenues – the fourth quarter alone marked our 12th consecutive quarter of double digit growth in software revenues at constant currencies – and at the same time we improved our profitability,” said Henning Kagermann, CEO of SAP. “Regional performance for the year was also strong – we reported double digit software revenue growth at constant currencies in each region, the first time we have accomplished such a strong, well-balanced, regional performance since the year 2000. On top of this, we continued to gain significant worldwide share among Core Enterprise Applications vendors. Our share increased by 2.8 percentage points to 24.0% for 2006.”

SAP Announces Preliminary 2006 Fourth Quarter and Year-End Results	Page 4
Cash Flow
•	Operating cash flow for 2006 was €1.8 billion (2005: €1.6 billion). Free cash flow[1] for 2006 was €1.5 billion (2005: €1.3 billion), which was 16% of total revenues for the year (2005: 16%). At December 31, 2006, the Company had €3.3 billion in cash and cash equivalents and short-term investments (December 31, 2005: €3.8 billion). The year-over-year decrease is primarily the result of an increase in share buybacks in 2006, expenditures on acquisitions and increased dividend payments.
Share Buy-Back Program
•	For 2006, the Company bought back 27.9 million shares at an average price of €40.97 (total amount: €1.1 billion). This compares to 12.9 million shares bought back in 2005. At December 31, 2006, treasury stock stood at 49.25 million shares at an average price of €35.37. SAP’s current share buy-back program allows the Company to purchase up to 120 million shares. All share related numbers above have been adjusted to account for the capital share increase that took effect in December 2006 that effectively increased the number of shares outstanding four-fold. Given the Company’s strong free cash flow[1] generation, SAP plans to further evaluate opportunities to buy back shares in the future.
          “2006 was a cornerstone year for SAP, a year of significant innovation that led to the launch of many new products during the year, including CRM on-Demand, Duet, Analytics, and the first services enabled ERP solution in the industry,” said Mr. Kagermann. “We have already seen rapid adoption of mySAP ERP, with over 4,000 productive customers at year-end 2006. Initial customer feedback has been very positive on our new products.”
          Mr. Kagermann continued, “2007 will be the year in which we successfully complete our roadmap by delivering services-enabled versions of the mySAP Business Suite and our established mid-market solution SAP All-in-One . Also in 2007, we will begin delivering on what we believe is the most innovative solution in the industry designed specifically for new segments in the midmarket – a consumption ready solution that provides our customers with fast time-to-value, quick and easy user adoption, high flexibility, low TCO, and is built by design on a fully-enabled enterprise services oriented architecture.”

SAP Announces Preliminary 2006 Fourth Quarter and Year-End Results	Page 5
BUSINESS OUTLOOK
          Beginning in the first quarter of 2007, and also provided for the full-year 2006 for comparative purposes, the Company will realign its income statement to provide additional transparency for reporting potential new product revenue streams. Although currently not material, the Company added a new revenue line item called “subscription and other software related services revenue” as the basis of the realignment, in addition to changing the name of the line item “product revenues” to “software and software related services revenue.” Therefore, “software and software related services revenue” equals the total of “software revenue” plus “support revenue” (formerly called “maintenance revenue”) plus “subscription and other software related services revenue.” Total software and software related services revenue in 2006 were €6,605 million. SAP’s 2007 outlook is based on this realignment. In addition, the operating margin outlook for 2007 is based on U.S. GAAP numbers. In previous years, SAP provided its outlook for operating margin on an adjusted basis.
The Company provided the following outlook for the full-year 2007.
•	The Company expects full-year 2007 software and software related services revenue to increase in a range of 12% - 14% at constant currencies[1] compared to 2006 growth of 12% at constant currencies[1].

•	In order to address additional growth opportunities in new, untapped segments in the midmarket, the Company will invest an additional €300 million – €400 million over eight quarters to build up a new business.

Depending on the exact timing of these accelerated investments, this is equivalent to the Company reinvesting approximately one to two percentage points of margin in 2007 into additional future growth opportunities.

Therefore, the Company expects the full-year 2007 operating margin to be in the range of 26.0% to 27.0% compared to the 2006 operating margin of 27.3%.

•	The Company is projecting an effective tax rate of 32.5% — 33.0% for 2007.

SAP Announces Preliminary 2006 Fourth Quarter and Year-End Results	Page 6
Regional Performance
Fourth Quarter 2006 Software Revenue by Region (in € millions, unaudited)
SAP Group

	Software	Software
	Revenue	Revenue
	Q4 2006	Q4 2005	Change	% Change

Total	1,262	1,183	+79	+7%
- at constant currency rates				+12%
EMEA	705	626	+79	+13%
- at constant currency rates				+14%
Asia-Pacific	134	132	+2	+2%
- at constant currency rates				+9%
Americas	423	425	-2	0%
- at constant currency rates				+10%
Fourth Quarter 2006 Total Revenue by Region (in € millions, unaudited)
SAP Group

	Revenue	Revenue
	Q4 2006	Q4 2005	Change	% Change

Total	2,952	2,754	+198	+7%
- at constant currency rates				+12%
EMEA	1,631	1,483	+148	+10%
- at constant currency rates				+11%
Asia-Pacific	329	301	+28	+9%
- at constant currency rates				+16%
Americas	992	970	+22	+2%
- at constant currency rates				+12%
Full-Year 2006 Software Revenue by Region (in € millions, unaudited)
SAP Group

	Software	Software
	Revenue	Revenue
	FY 2006	FY 2005	Change	% Change

Total	3,071	2,783	+288	+10%
- at constant currency rates				+12%
EMEA	1,531	1,393	+138	+10%
- at constant currency rates				+10%
Asia-Pacific	391	363	+28	+8%
- at constant currency rates				+12%
Americas	1,149	1,027	+122	+12%
- at constant currency rates				+15%

SAP Announces Preliminary 2006 Fourth Quarter and Year-End Results	Page 7
Full-Year 2006 Total Revenue by Region (in € millions, unaudited)
SAP Group

	Revenue	Revenue
	FY 2006	FY 2005	Change	% Change

Total	9,402	8,513	+889	+10%
- at constant currency rates				+11%
EMEA	4,895	4,513	+382	+8%
- at constant currency rates				+9%
Asia-Pacific	1,114	1,000	+114	+11%
- at constant currency rates				+15%
Americas	3,393	3,000	+393	+13%
- at constant currency rates				+14%
KEY EVENTS – Fourth Quarter 2006
•	In the fourth quarter of 2006, SAP demonstrated strong momentum, announcing or closing major contracts with numerous companies in all key regions. In the EMEA region: Vodafone Group Plc, ESPRIT, Bundesamt für Informationsmanagement, Krones AG, Moscow Heat Supply Company (MOEC); in the Americas region: Ace Hardware Company, Anheuser-Busch Companies, FirstEnergy, Cementos Mexicanos, S.A. de C.V., Neoenergia S/A; in the Asia Pacific region: E&E Linen(Hangzhou) Co.,Ltd., Kawai Musical Instruments, Matsushita Electric Industrial, Shanghai Pudong Development Bank, United Group Limited.

•	A major milestone in Q4 was the signature of a Global Enterprise Agreement with Unilever. Unilever is the first Consumer Packaged Goods (CPG) Company to sign such an agreement with SAP. With this agreement SAP strengthens its position as the strategic platform at the heart of Unilever’s destination architecture acting as a key IT partner to aide and accelerate Unilever’s business transformation.

•	On December 15, 2006, SAP announced it had entered in the commercial register the resolution of the May 9, 2006 Annual General Meeting of Shareholders to increase the company’s subscribed capital from corporate funds. For each share held, shareholders received three additional shares after the close of stock exchange business on Wednesday, December 20, 2006.

•	On December 4, 2006, SAP launched the Industry Value Network (IVN) for mill products, a sector forum for the forest and paper industries. During 2006, IVNs were launched for the chemicals, consumer products, high tech, public sector and retail industries.

•	On December 4, 2006, SAP announced the availability of the first SAP enhancement package for mySAP™ ERP. The delivery of SAP enhancement packages for mySAP ERP meets customer requirements for innovation without disruption by making it simpler and faster to adopt new product functionality, industry-specific features and enterprise services while shielding them from the complexity of multiple upgrades.

SAP Announces Preliminary 2006 Fourth Quarter and Year-End Results	Page 8
•	On November 15, 2006, Microsoft and SAP announced they had sold more than 200,000 Duet licenses in just three months. The companies also announced they would provide Duet support for Office 2007 and that plans are in place for the release of Duet 1.5 in the summer of 2007.

•	Marking the third investment for SAP’s global $125 million SAP NetWeaver® Fund to fuel the development of innovative solutions built on the SAP NetWeaver® platform, SAP announced on November 8, 2006 a minority investment in Visiprise, a leading provider of business solutions for integrated manufacturing operations. The second investment was a minority investment in ArisGlobal, thereby strengthening SAP’s Life Sciences software development partnership.

•	On November 6, 2006, SAP announced the general availability of more than 100 analytic composites in the SAP® xApp™ Analytics composite application. In a report titled “Worldwide Business Analytics Software 2006,” IDC found that SAP was the leader in the worldwide analytic applications market, a segment of the overall business analytics market, by revenue.

•	SAP announced plans to unify its various partner programs under SAP Partner Edge, making SAP the ideal partner for ISVs, system integrators and resellers demonstrating its focus on building, nurturing and supporting a broad ecosystem of partners around its solutions for small, midsize and large customers.

•	SAP cemented its market leadership position by announcing the accumulation of more than 10,000 HCM customers in 110 countries worldwide. This milestone follows a Gartner Dataquest study from June 2006 that named SAP as the number one software vendor in the HCM market.
Webcast/Supplementary Financial Information
SAP senior management will host a press conference in Frankfurt today at 10:00 AM (CET) / 9:00 AM (GMT) / 4:00 AM (Eastern) / 1:00 AM (Pacific), followed by an investor conference at 1:30 PM (CET) / 12:30 PM (GMT) / 7:30 AM (Eastern) / 4:30 AM (Pacific). Both conferences will be web cast live on the Company’s website at <http://www.sap.com/investor> and will be available for replay purposes as well. Supplementary financial information pertaining to the quarterly results and the realigned income statement can be found at http://www.sap.com/investor.
About SAP
SAP is the world’s leading provider of business software*. More than 38000 customers in more than 120 countries run SAP® applications—from distinct solutions addressing the needs of small and midsize enterprises to suite offerings for global organizations. Powered by the SAP NetWeaver® platform to drive innovation and enable business change, SAP software helps enterprises of all sizes around the world improve customer relationships, enhance partner collaboration and create efficiencies across their supply chains and business operations. SAP solution portfolios support the unique business processes of more than 25 industries, including high tech, retail, financial services, healthcare and the public sector. With subsidiaries in more than 50 countries, the company is

SAP Announces Preliminary 2006 Fourth Quarter and Year-End Results	Page 9
listed on several exchanges, including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at <http://www.sap.com>)
(*) SAP defines business software as comprising enterprise resource planning and related applications such as supply chain management, customer relationship management, product life-cycle management and supplier relationship management.
# # #
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
Copyright © 2007 SAP AG. All rights reserved.
SAP, R/3, mySAP, mySAP.com, xApps, xApp, SAP NetWeaver and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries all over the world. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serve informational purposes only. National product specifications may vary.
For more information, press only:
Herbert Heitmann, +49 (6227) 7-61137, herbert.heitmann@sap.com, CET
Frank Hartmann, +49 (6227) 7-42548, f.hartmann@sap.com, CET
Steve Bauer +1 610 661-3951, steve.bauer@sap.com, EST
For more information, financial community only:
Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, investor@sap.com, EST
(tables to follow)

SAP Announces Preliminary 2006 Fourth Quarter and Year-End Results	Page 10
Consolidated Income Statements
SAP-Group 4th quarter
PRELIMINARY and UNAUDITED
(€ millions)

	2006	2005	Δ
Software revenue	1,262	1,183	7%
Maintenance revenue	934	855	9%
Product revenue	2,196	2,038	8%
Consulting revenue	633	605	5%
Training revenue	105	96	9%
Service revenue	738	701	5%
Other revenue	18	15	20%
Total revenue	2,952	2,754	7%

Cost of product	-297	-295	1%
Cost of service	-560	-539	4%
Research and development	-377	-307	23%
Sales and marketing	-554	-507	9%
General and administration	-133	-127	5%
Other income/expense, net	50	1	N/A
Total operating expenses	-1,871	-1,774	5%

Operating income	1,081	980	10%

Other non-operating income/ expense, net	6	-25	N/A
Financial income, net	31	7	N/A
Income before income taxes	1,118	962	16%

Income taxes	-319	-342	-7%
Minority interest	0	-1	-100%
Net income	799	619	29%

Basic earnings per share (in €)	0.66	0.50	29%

SAP Announces Preliminary 2006 Fourth Quarter and Year-End Results	Page 11
Consolidated Income Statements
SAP-Group 4th quarter
PRELIMINARY and UNAUDITED
Additional information
(€ millions)

	2006	2005	Δ
Adjusted operating income reconciliation:

Operating income	1,081	980	10%
LTI/STAR/SOP	22	22	0%
Settlement of stock-based compensation programs	0	0	0%

Total stock-based compensation	22	22	0%
Acquisition-related charges	9	11	-18%

Adjusted operating income excluding stock-based compensation and acquisition-related charges 1)	1,112	1,013	10%

Operating margin	36.6%	35.6%

Adjusted operating margin	37.7%	36.8%

SAP Announces Preliminary 2006 Fourth Quarter and Year-End Results	Page 12
Consolidated Income Statements
SAP-Group 4th quarter
PRELIMINARY and UNAUDITED
Additional information
(€ millions)

	2006	2005	Δ
Financial income, net	31	7	343%
- thereof impairment-related charges	0	-1	-100%

Income before income taxes	1,118	962	16%
Income taxes	319	342	-7%
Effective tax rate	29%	36%

Adjusted net income reconciliation:

Net income	799	619	29%
Stock-based compensation, net of tax	17	15	13%
Acquisition-related charges, net of tax	6	7	-14%
Impairment-related charges, net of tax	0	1	-100%

Adjusted net income excluding stock-based compensation, acquisition-related charges, and impairment-related charges 1)	822	642	28%

Adjusted EPS reconciliation:

Earnings per share (in €)	0.66	0.50	29%
Stock-based compensation	0.01	0.01	13%
Acquisition-related charges	0.00	0.01	-14%
Impairment-related charges	0.00	0.00	-100%

Adjusted EPS excluding stock-based compensation, acquisition-related charges and impairment-related charges (in €) 1)	0.67	0.52	28%
Weighted average number of shares (in thousands) treasury stock excluded	1,219,176	1,239,118

SAP Announces Preliminary 2006 Fourth Quarter and Year-End Results	Page 13
Consolidated Income Statements SAP-Group Twelve months ended December 31,
PRELIMINARY and UNAUDITED
(€ millions)

	2006	2005	Δ
Software revenue	3,071	2,783	10%
Maintenance revenue	3,534	3,175	11%
Product revenue	6,605	5,958	11%
Consulting revenue	2,340	2,139	9%
Training revenue	383	343	12%
Service revenue	2,723	2,482	10%
Other revenue	74	73	1%
Total revenue	9,402	8,513	10%

Cost of product	-1,100	-993	11%
Cost of service	-2,080	-1,925	8%
Research and development	-1,336	-1,089	23%
Sales and marketing	-1,915	-1,746	10%
General and administration	-464	-435	7%
Other income/expense, net	56	6	N/A
Total operating expenses	-6,839	-6,182	11%

Operating income	2,563	2,331	10%

Other non-operating income/ expense, net	-13	-25	-48%
Financial income, net	122	10	N/A
Income before income taxes	2,672	2,316	15%

Income taxes	-804	-817	-2%
Minority interest	-2	-3	-33%
Net income	1,866	1,496	25%

Basic earnings per share (in €)	1.52	1.21	25%

SAP Announces Preliminary 2006 Fourth Quarter and Year-End Results	Page 14
Consolidated Income Statements SAP-Group Twelve months ended December 31,
PRELIMINARY and UNAUDITED
Additional information
(€ millions)

	2006	2005	Δ
Adjusted operating income reconciliation:

Operating income	2,563	2,331	10%
LTI/STAR/SOP	99	45	N/A
Settlement of stock-based compensation programs	0	0	N/A

Total stock-based compensation	99	45	N/A
Acquisition-related charges	43	34	26%

Adjusted operating income excluding stock-based compensation and acquisition-related charges 1)	2,705	2,410	12%

Operating margin	27.3%	27.4%

Adjusted operating margin	28.8%	28.3%

SAP Announces Preliminary 2006 Fourth Quarter and Year-End Results	Page 15
Consolidated Income Statements SAP-Group Twelve months ended December 31,
PRELIMINARY and UNAUDITED
Additional information
(€ millions)

	2006	2005	Δ
Financial income, net	122	10	N/A
- thereof impairment-related charges	-1	-4	-75%

Income before income taxes	2,672	2,316	15%
Income taxes	804	817	-2%
Effective tax rate	30%	35%

Adjusted net income reconciliation:

Net income	1,866	1,496	25%
Stock-based compensation, net of tax	71	31	N/A
Acquisition-related charges, net of tax	27	21	29%
Impairment-related charges, net of tax	1	4	-75%
Adjusted net income excluding stock-based compensation, acquisition-related charges, and impairment-related charges 1)	1,965	1,552	27%

Adjusted EPS reconciliation:

Earnings per share (in €)	1.52	1.21	25%
Stock-based compensation	0.06	0.02	N/A
Acquisition-related charges	0.02	0.02	29%
Impairment-related charges	0.00	0.00	-75%

Adjusted EPS excluding stock-based compensation, acquisition-related charges and impairment-related charges (in €) 1)	1.60	1.25	27%
Weighted average number of shares (in thousands) treasury stock excluded	1,226,263	1,239,264

SAP Announces Preliminary 2006 Fourth Quarter and Year-End Results	Page 16
SAP Group CONSOLIDATED BALANCE SHEETS PRELIMINARY and UNAUDITED
(€ millions)

	12/31/2006	12/31/2005	Δ	Δ

ASSETS
Cash and cash equivalents	2,399	2,064	335	16%
Short-term investments	931	1,782	-851	-48%
Accounts receivables, net	2,439	2,250	189	8%
Other assets, Inventories	370	231	139	60%
Deferred taxes	108	129	-21	-16%
Prepaid expenses/deferred charges	75	64	11	17%
Current assets	6,322	6,520	-198	-3%
Intangible assets, Goodwill	1,253	766	487	64%
Property, plant, and equipment, net	1,206	1,095	111	10%
Investments	95	63	32	51%
Accounts receivables, net	3	1	2	N/A
Other assets	527	473	54	11%
Deferred taxes	91	98	-7	-7%
Prepaid expenses/deferred charges	23	24	-1	-4%
Non-current assets	3,198	2,520	678	27%
TOTAL ASSETS	9,520	9,040	480	5%

	12/31/2006	12/31/2005	Δ	Δ

SHAREHOLDERS’ EQUITY AND LIABILITIES
Accounts payable	611	547	64	12%
Income Tax obligations	308	409	-101	-25%
Reserves and accrued liabilities	1,462	1,440	22	2%
Deferred income	405	347	58	17%
Current liabilities	2,786	2,743	43	2%
Accounts payable	34	40	-6	-15%
Income Tax obligations	99	68	31	46%
Reserves and accrued liabilities	411	342	69	20%
Deferred income	55	57	-2	-4%
Non-current liabilities	599	507	92	18%
Minority interests	10	8	2	25%
Shareholders’ equity	6,125	5,782	343	6%
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	9,520	9,040	480	5%
Days Sales Outstanding	68	68	0

SAP Announces Preliminary 2006 Fourth Quarter and Year-End Results	Page 17
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, unaudited (in € millions)

	2006	2005
Net income	1,866	1,496
Minority interests	2	3
Income before minority interests	1,868	1,499
Adjustments to reconcile income before minority interests to net cash provided by operating activities:
Depreciation and amortization	214	204
Loss (income) from equity investees	1	-1
Gains on disposal of property, plant, and equipment	-2	-5
Gains on disposal of investments	0	-1
Write-ups/downs of financial assets	0	14
Impacts of STAR hedging	-79	7
Stock-based compensation including income tax benefits	82	50
Excess tax benefit from stock-based compensation	-3	0
Change in accounts receivables	-252	-322
Change in accrued and other liabilities	136	166
Deferred income taxes	-9	-16
Change in other assets	-229	-64
Change in deferred income	120	77
Net cash provided by operating activities	1,847	1,608
Acquisition of minority interests in subsidiaries	0	-60
Other acquisitions, net of cash and cash equivalents acquired	-504	-177
Purchase of intangible assets and property, plant, and equipment	-367	-262
Proceeds from disposal of intangible assets and property, plant and equipment	29	17
Purchase of investments	-2,194	-4,485
Sales of investments	2,901	4,388
Purchase of other financial assets	-12	-17
Sales of other financial assets	14	13
Net cash used in investing activities	-133	-583
Dividends paid	-447	-340
Purchase of treasury stock	-1,153	-454
Proceeds from reissuance of Treasury Stock	168	205
Proceeds from issuance of common stock (Stock-based compensation)	49	43
Excess tax benefit from stock-based compensation	3	0
Repayment of bonds	-1	0
Proceeds from short-term and long-term debt	44	338
Repayments of short-term and long-term debt	-43	-339
Proceeds from the exercise of equity-based derivative instruments (STAR hedge)	57	39
Acquisition of equity-based derivative instruments (STAR hedge)	-53	-47
Net cash used in financing activities	-1,376	-555
Effect of foreign exchange rates on cash and cash equivalents	-3	88
Net increase in cash and cash equivalents	335	558
Cash and cash equivalents at the beginning of the period	2,064	1,506
Cash and cash equivalents at the end of the period	2,399	2,064

SAP Announces Preliminary 2006 Fourth Quarter and Year-End Results	Page 18
Footnotes
1) Non-GAAP Measures
This review of operations discloses certain financial measures, such as adjusted operating income, adjusted operating margin, adjusted operating expenses, adjusted net income, adjusted earnings per share (adjusted EPS), and currency-adjusted year-on-year changes in revenue and operating income, which are not prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and are therefore considered non-GAAP measures. The non-GAAP measures that SAP reports may not correspond to non-GAAP measures that other companies report. The non-GAAP measures that SAP reports should be considered as an additional measure to, and not as a substitute for or superior measure to, revenue, operating income, operating margin, net income, cash flows, or other measure of financial performance prepared in accordance with U.S. GAAP. The non-GAAP measures included in this report are reconciled to the nearest U.S.GAAP measure.
ADJUSTED OPERATING INCOME, ADJUSTED OPERATING MARGIN, ADJUSTED EXPENSES, ADJUSTED NET INCOME, ADJUSTED EARNINGS PER SHARE (EPS).
SAP believes that it is useful for investors to receive, in addition to financial data determined under U.S. GAAP, information on financial data (both past and future oriented) that are important to SAP’s management in running SAP’s business. SAP has implemented an integrated management approach. The Company manages the performance of the group on a consistent basis for its planning, forecasting, reporting, compensation, and external communications. This approach to manage the performance of the group generally holds both management and employees responsible for financial amounts they can actually influence, and not responsible for certain amounts they cannot directly influence. Management identified two operating cost elements that management and employees cannot influence directly: stock-based compensation and acquisition-related charges. SAP management and its employees cannot directly affect the expense for stock-based compensation because the fair value of SAP’s stock which directly impacts its share-based compensation expense is heavily influenced by factors outside of the control of the Company, including the overall stock market and the share price fluctuations of other companies in the same industry. As a substantial portion of SAP’s stock-based compensation plans are cash settled (i.e. liability-classified) plans, SAP’s stock-based compensation expense – if not hedged – fluctuates in response to share price movements. Although acquisition-related charges include recurring items from past acquisitions such as amortization of acquired intangible assets, they also include an unknown component relating to current year acquisitions for which the Company has not yet finalized its purchase price allocation and therefore, cannot accurately assess the impact of the acquisition-related charges. Similarly, the Company’s adjusted net income also excludes any impairment-related charges resulting from other-than-temporary declines in the market value of minority investments, which by their very nature are outside of the Company’s control.
The following expenses are eliminated from adjusted expenses, adjusted operating income, adjusted operating margin, adjusted net income, adjusted EPS, and other adjusted income measures:

SAP Announces Preliminary 2006 Fourth Quarter and Year-End Results	Page 19
•	Stock-based compensation, including expenses for stock-based compensation as defined under U.S. GAAP as well as expenses related to the settlement of stock-based compensation plans in the context of mergers and acquisitions.

•	Acquisition-related charges, including amortization of identifiable intangible assets acquired in acquisitions of businesses or intellectual property.

•	Impairment-related charges include other-than-temporary impairment charges on minority equity investments.
Adjusted expenses and adjusted operating income reconcile to the nearest U.S. GAAP measure as follows:

€ (millions)		Reconciliation
		Stock-based	Acquisition-
	U.S.	compensati	related	Adjusted
	GAAP	on	charges	measure
2006
Cost of software and maintenance	1,100	9	25	1,066
Cost of service	2,080	16	1	2,063
Research and development	1,336	33	15	1,288
Sales and marketing	1,915	19	2	1,894
General and administration	464	22	0	442
Other income/expense, net	-56	0	0	-56
Total operating expenses	6,839	99	43	6,697

Operating Income	2,563	99	43	2,705

2005
Cost of software and maintenance	993	4	25	964
Cost of service	1,925	12	1	1,912
Research and development	1,089	11	7	1,071
Sales and marketing	1,746	9	1	1,736
General and administration	435	9	0	426
Other income/expense, net	-6	0	0	-6
Total operating expenses	6,182	45	34	6,103

Operating Income	2,331	45	34	2,410

2004
Cost of software and maintenance	916	2	21	893
Cost of service	1,784	19	6	1,759
Research and development	908	6	2	900

SAP Announces Preliminary 2006 Fourth Quarter and Year-End Results	Page 20

€ (millions)		Reconciliation
		Stock-based	Acquisition-
	U.S.	compensati	related	Adjusted
	GAAP	on	charges	measure
Sales and marketing	1,524	8	1	1,515
General and administration	366	3	0	363
Other income/expense, net	-2	0	0	-2
Total operating expenses	5,496	38	30	5,428

Operating Income	2,018	38	30	2,086
Adjusted net income and adjusted EPS reconcile to the nearest U.S. GAAP measure as follows:

		Reconciliation
		Stock-based	Acquisition-	Impairment-
	U.S.	compensati	related	related
	GAAP	on, net of	charges, net	charges, net	Adjusted
	Measure	tax	of tax	of tax	measure
2006
Net income in € (millions)	1,866	71	27	1	1,965
Earnings per share in €	1.52	0.06	0.02	0.00	1.60

2005
Net income in € (millions)	1,496	31	21	4	1,552
Earnings per share in €	1.21	0.02	0.02	0.00	1.25

2004
Net income in € (millions)	1,311	24	18	5	1,358
Earnings per share in €	1.06	0.02	0.01	0.00	1.09
The adjusted operating income measures disclosed are the same measures that SAP uses in its internal management reporting. Adjusted operating income is one of the criteria, alongside software revenue growth, for performance-related elements of management compensation.
In addition, SAP gives full year and long term guidance based on non-GAAP financial measures. The guidance is provided on adjusted operating performance excluding stock-based compensation expenses and acquisition-related charges to focus on components that reflect the operational performance that management can directly influence and reasonably forecast for the periods covered by the guidance. Furthermore, by providing guidance based on adjusted income measures, SAP avoids frequent changes to its market guidance due to changes in acquisition-related expenses and impairment-related charges (which are non-recurring) and to the cost of stock-based compensation, which fluctuates based on changes in the price of the Company’s shares (which management cannot directly influence). SAP does not provide guidance on U.S. GAAP operating margin and earnings per share measures because those measures include expenses such as stock-based compensation, impairment-related charges, and acquisition-related charges.

SAP Announces Preliminary 2006 Fourth Quarter and Year-End Results	Page 21
SAP believes that the adjusted income measures have limitations, particularly as a result of the elimination of certain cost elements that may be material to SAP. SAP therefore does not evaluate its own past performance without considering both, adjusted income measures and U.S. GAAP income measures. SAP also regularly analyzes the differences between adjusted income measures and the respective most directly comparable U.S. GAAP income measures. SAP cautions the readers of this report to follow a similar approach by considering the adjusted income measures only as an additional measure to, and not as a substitute for or superior measure to, revenue, operating income, operating margin, net income, cash flows, or other measure of financial performance prepared in accordance with U.S. GAAP.
CONSTANT-CURRENCY PERIOD OVER PERIOD CHANGES
SAP believes it is important for investors to have information that provides insight into its sales growth. Revenue amounts determined under U.S. GAAP provide information that is useful in this regard. Period over period changes in such revenue amounts are impacted by both growth in sales volume as well as currency effects. Under its business model SAP does not sell standardized units of products and services. Therefore, SAP cannot provide relevant information on sales volume growth by providing data on the growth in product and service units sold. In order to provide additional information that may be useful to investors in evaluating sales volume growth, SAP presents information about its revenue and income growth adjusted for foreign currency effects. SAP calculates constant-currency period over period changes in revenue and income by translating foreign currencies using the average exchange rates from the previous year instead of the current year.
Constant-currency period over period changes should be considered in addition to, and not as a substitute, or superior to, changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP.
SAP believes that data on constant-currency period over period changes have limitations, particularly as the currency effects that are eliminated constitute a significant element of SAP’s revenue and cost and may severely impact SAP’s performance. SAP therefore limits its use of constant-currency period over period changes to the analysis of changes in volume as one element of the full change in a financial measure. SAP does not evaluate its growth and performance without considering both, constant-currency period over period changes and changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP. SAP cautions the readers of this report to follow a similar approach by considering constant-currency period over period changes only in addition to, and not as a substitute, or superior to, changes in revenues, expenses, income or other measures of financial performance prepared in accordance with U.S. GAAP.
Constant currency period over period changes reconcile to the respective unadjusted period over period changes as follows:

SAP Announces Preliminary 2006 Fourth Quarter and Year-End Results	Page 22

	Percentage Change	Currency-adjusted
	From 2005 to 2006	percentage change
	as reported	from 2005 To 2006	Currency impact
Software Revenue	10%	12%	-2
Maintenance Revenue	11%	12%	-1
Software and Maintenance Revenue	11%	12%	-1
Consulting Revenue	9%	10%	-1
Training Revenue	12%	12%	0
Service Revenue	10%	10%	0
Other Revenue	1%	3%	-2
Total Revenue	10%	11%	-1

Germany1)	5%	5%	0
Rest of Europe/Middle East/Africa1)	11%	11%	0
United States1)	12%	14%	-2
Rest of America1)	18%	16%	+2
Japan1)	6%	14%	-8
Rest of Asia Pacific1)	15%	16%	-1
Total Revenue	10%	11%	-1

Operating Income	10%	11%	-1

1)	Based upon the location of the customer
FREE CASH FLOW
SAP’s management believes that free cash flow is a widely accepted supplemental measure of liquidity among companies. Free cash flow measures a company’s cash flow remaining after all expenditures required to maintain or expand the business have been paid off. SAP calculates free cash flow as operating cash flow minus additions to long lived assets excluding additions from acquisitions. Free cash flow should be considered in addition to, and not as a substitute, or superior to, cash flow, or other measures of liquidity and financial performance prepared in accordance with U.S. GAAP.
Free cash flow reconciles to the nearest U.S. GAAP measure as follows:

SAP Announces Preliminary 2006 Fourth Quarter and Year-End Results	Page 23

in € (millions)	2006	2005	2004
Net cash provided by operating activities	1,847	1,608	1,845
Additions to long lived assets excluding additions from acquisitions	-367	-262	-189
Free cash flow	1,480	1,346	1,656
2) In the process of preparing the consolidated financial statements for the year ended December 31, 2006, SAP re-evaluated and corrected the accounting treatment applied in the third quarter to the following transaction: To accommodate one of its U.S. customers, SAP, in the third quarter 2006, agreed to amend the contracts entered into with this customer in former years. Under the amendment the customer waived certain rights granted under the original contracts and received in lieu certain new rights which can be exercised in the future. The quarterly financial statements originally issued for the third quarter 2006 reflected an accounting treatment for this transaction under which revenue had not been reduced upon granting the new rights but revenue from that customer would have been reduced in the periods in which the customer exercises the new rights. However, this transaction should have been recorded by deferring, as of the date of the contract amendment, software revenue in an amount equal to the value of the new rights and to recognize such deferred revenue when the customer exercises the new rights. In the light of this additional software revenue deferral, certain accruals and the related expenses reported in the financial statements for the third quarter 2006 for third party royalties, variable compensation and income taxes need to be corrected to reflect the lower software revenue reported for the third quarter 2006. The transaction and the corrected accounting therefore has not impacted the value of licenses sold in the US in 2006. Neither has the correction any effect on SAP’s cash flows. It has however the following effects on the income statement for the third quarter 2006 as well as on the preliminary financial data originally provided in SAP’s January 11, 2007 press release titled “SAP Announces 2006 Preliminary Results”:

€ mill.
Software revenue	-31
Total revenue	-31

Total operating expenses	3

Operating income	-28

Income before income taxes	-28

Income taxes	9
Net income	-19

Basic EPS (in €)*	-0,02

*	based on the share count after the previously announced issuance of new shares
3) Core Enterprise Applications Vendor Share
In previous quarters, worldwide peer group share was provided based on a peer group of Microsoft Corp. (business solutions segment only), Oracle Corp. (business applications only)

SAP Announces Preliminary 2006 Fourth Quarter and Year-End Results	Page 24
and Siebel Systems, Inc. The Company believes that after the large amount of consolidation that has occurred among the larger companies in the software industry, the peer group has become too small to provide an adequate metric for the purpose of measuring growth of sales share. Therefore, the Company will now be providing share data based on the vendors of Core Enterprise Applications solutions, which account for approximately $16 billion in software revenues as defined by the Company based on industry analyst research. For 2006, industry analysts project approximately 4% year-on-year growth for core Enterprise Applications vendors. For its quarterly share calculation, SAP assumes that this approximate 4% growth will not be linear throughout the year. Instead, quarterly adjustments are made based on the financial performance of a sub set (approximately 30) of Core Enterprise Application vendors.
4) In the process of preparing the consolidated financial statements for the year ended December 31, 2006, SAP re-evaluated and corrected the classification of the expense resulting from the amortization of the hedge premiums paid for the hedging activities in connection with SAP’s share based compensation program 2006 STAR in the second and third quarter 2006 (this correction was already reflected in the financial data originally provided in SAP’s January 11, 2007 press release titled “SAP Announces 2006 Preliminary Results”): SAP uses derivative financial instruments to hedge the cash flow exposures associated with unrecognized non-vested stock appreciation rights issued to SAP employees under SAP’s STAR program (STAR hedge). Beginning of 2006 SAP adopted SFAS 123R to account for its share based payments and accordingly started to recognize compensation expense related to its STAR programs based on the STARs’ vested portion of the fair value, in contrast to the intrinsic value which was the basis for SAP’s stock based compensation expense under APB 25 applied by SAP before adoption of SFAS 123R. Consequently, SAP ceased to evaluate the effectiveness of STAR hedge based on the intrinsic value of the hedged STARs and started to evaluate such effectiveness based on the STARs’ fair value beginning with the 2006 STAR program. Historically SAP reported in finance income the amortization expense of hedge premiums paid for the derivative financial instruments used for the STAR hedge as the change in time value was considered ineffective. However, such expense should, upon including the total fair value (including time value) in the effectiveness assessment, have been reported as compensation expense in operating income. While the correction has no effect on SAP’s cash flows it has effects on the income statements and balance sheets for the second and third quarter 2006.
Both this correction and the correction described in Footnote 2 have no effect on financial statements for the first quarter of 2006 or for any period before 2006. The financial statements for the second and third quarter 2006 have been restated as outlined below to reflect these two corrections.
Due to the corrected classification of the amortization expense of STAR hedge premiums as compensation expense in operating income, SAP now regards this expense as stock based compensation for the purpose of determining SAP’s adjusted operating income, adjusted operating expenses, adjusted operating margin and adjusted earnings per share (EPS). Accordingly neither adjusted operating income nor adjusted operating expenses and adjusted operating margin are affected by the corrected classification of the amortization expense. In contrast, adjusted EPS is affected by the correction as SAP did formerly, due to the classification in finance income, not regard the amortization expense of hedge premiums as stock based compensation expense.

SAP Announces Preliminary 2006 Fourth Quarter and Year-End Results	Page 25
Corrected Income Statement Line Items

in € millions	Quarter 2			Quarter 3
	As			As
	previously			previously
	reported	Corrections	As restated	reported	Corrections	As restated
Software revenue	621		621	691	-31	660
Total revenue	2,195	0	2,195	2,245	-31	2,214

Total operating expenses	-1,664	-7	-1,671	-1,662	-3	-1,665

Operating income	531	-7	524	583	-34	549

Other non-operating income/ expense, net	2	0	2	-4	0	-4
Financial income, net	21	8	29	19	7	26
Income before income taxes	554	1	555	598	-27	571

Income taxes	-139	0	-139	-209	9	-200
Minority interest	-1	0	-1	-1	0	-1
Net income	414	1	415	388	-18	370

Basic earnings per share (in €) after issuance of new shares	0.34	0.00	0.34	0.32	-0.02	0.30

Basic earnings per share (in €) before issuance of new shares	1.35	0.00	1.35	1.27	-0.06	1.21

Weighted average number of shares (in thousands) treasury stock excluded, after issuance of new shares	1,228,597	1,228,597	1,228,597	1,221,709	1,221,709	1,221,709

Weighted average number of shares (in thousands) treasury stock excluded, before issuance of new shares	307,149	307,149	307,149	305,427	305,427	305,427

SAP Announces Preliminary 2006 Fourth Quarter and Year-End Results	Page 26
Corrected Balance Sheet Line Items
in € millions

	30 June 2006			30 September 2006
	As			As
	previously			previously
	reported	Corrections	As restated	reported	Corrections	As restated
Assets
Deferred income taxes				136	10	146
Total assets				8,722	10	8,732

Liabilities
Income taxes payable				225	1	226
Total other liabilities				1,035	-4	1,031
Deferred income				626	31	657
Current Liabilities				2,561	28	2,589

Shareholders’ equity				5,560	-18	5,542
Total shareholders’ equity/liabilities				8,722	10	8,732
Corrected Revenue by Region
in € millions

	Quarter 2			Quarter 3
	As			As
	previously			previously
	reported	Corrections	As restated	reported	Corrections	As restated
Software revenue				691	-31	660
USA in €				228	-31	197
Change in %				15	-16	-1
Change at constant currency in %				20	-16	4
Region Americas in €				292	-31	261
Change in %				19	-13	6
Change at constant currency in %				23	-13	10

Total Revenue				2,245	-31	2,214
USA in €				657	-31	626
Change in %				10	-5	5
Change at constant currency in %				15	-6	9
Region Americas in €				848	-31	817
Change in %				13	-5	8
Change at constant currency in %				17	-5	12

SAP Announces Preliminary 2006 Fourth Quarter and Year-End Results	Page 27
Corrected Adjusted Measures
in € millions

	Quarter 2			Quarter 3
	As			As
	previously		As	previously		As
	reported	Corrections	corrected	reported	Corrections	corrected
Operating income	531	-7	524	583	-34	549
Stock-based compensation	16	7	23	14	6	20
Acquisition-related charges	11	0	11	9	0	9

Adjusted operating income excluding stock-based compensation and acquisition- related charges	558	0	558	606	-28	578

Net income	414	1	415	388	-18	370
Stock-based compensation, net of tax	12	4	16	10	4	14
Acquisition-related charges, net of tax	6	0	6	6	0	6
Impairment-related charges, net of tax	0	0	0	1	0	1

Adjusted net income excluding stock-based compensation, acquisition-related charges, and impairment-related charges	432	5	437	405	-14	391

Earnings per share (in €) after issuance of new shares	0.34	0.00	0.34	0.32	-0.02	0.30
Stock-based compensation	0.01	0.01	0.02	0.01	0.01	0.02
Acquisition-related charges	0.00	0.00	0.00	0.00	0.00	0.00
Impairment-related charges	0.00	0.00	0.00	0.00	0.00	0.00

Adjusted EPS excluding stock- based compensation, acquisition-related charges and impairment-related charges (in €) after issuance of new shares	0.35	0.01	0.36	0.33	-0.01	0.32

Earnings per share (in €) before issuance of new shares	1.35	0.00	1.35	1.27	-0.06	1.21
Stock-based compensation	0.04	0.01	0.05	0.03	0.01	0.05
Acquisition-related charges	0.02	0.00	0.02	0.02	0.00	0.02
Impairment-related charges	0.00	0.00	0.00	0.00	0.00	0.00
Adjusted EPS excluding stock- based compensation, acquisition-related charges and impairment-related charges (in €) before issuance of new shares	1.41	0.01	1.42	1.33	-0.05	1.28